SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2017

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number

1	Announcement dated August 22, 2017 in respect of Connected Transaction - Proposed Subscription of New Shares by Unicom BVI.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•	changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)

Date:	August 23, 2017

By: /s/ Yung Shun Loy Jacky
Name: Yung Shun Loy Jacky
Title: Company Secretary

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness, and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities nor should it or any part of it form the basis of, or be relied upon in connection with, any contract or commitment whatsoever. In particular, this announcement does not constitute and is not an offer to sell or an invitation or a solicitation of any offer to buy or subscribe for any securities in Hong Kong, the United States of America or in any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This announcement is not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction.

CHINA UNICOM (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

CONNECTED TRANSACTION

PROPOSED SUBSCRIPTION OF NEW SHARES BY UNICOM BVI

THE PROPOSED SUBSCRIPTION

The Board is pleased to announce that on 22 August 2017 (after trading hours), the Company and Unicom BVI, a controlling shareholder of the Company, entered into the Share Subscription Agreement pursuant to which Unicom BVI agreed to subscribe for a maximum of 6,651,043,262 Subscription Shares (the “Maximum Subscription Shares”) at the Subscription Price of HK$13.24 per Subscription Share. The exact number of Subscription Shares to be subscribed by Unicom BVI will be determined upon completion of the non-public issuance of the shares of Unicom A Share Company to various investors, which was announced by Unicom A Share Company on 20 August 2017 (the “Unicom A Share Company Issuance”), by reference to the net subscription price received by Unicom A Share Company from the Unicom A Share Company Issuance. A further announcement will be made by the Company when the exact number of Subscription Shares has been determined.

The Maximum Subscription Shares represent approximately 27.77% of the total issued Shares of the Company as at the date of this announcement and 21.74% of the total issued Shares of the Company as enlarged by the issue of the Subscription Shares.

The Proposed Subscription is conditional upon the fulfilment of the following conditions: (a) the obtaining of the approval of the Independent Shareholders of the Company, (b) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Subscription Shares, (c) the approval of the Unicom A Share Company Issuance by the shareholders of Unicom A Share Company, (d) the approval of the Unicom A Share Company Issuance by State-owned Assets Supervision and Administration Commission of the State Council of the PRC and China Securities Regulatory Commission, (e) the approval of the transfer of shares in Unicom A Share Company by Unicom Group, details of which were included in the announcement of Unicom A Share Company dated 20 August 2017 (the “Share Transfer”), by State-owned Assets Supervision and Administration Commission of the State Council of the PRC, (f) the completion of the Unicom A Share Company Issuance and the Share Transfer and (g) the completion of the capital increase in Unicom BVI by Unicom A Share Company and Unicom Group for purpose of the Proposed Subscription. None of these conditions can be waived by the Company or Unicom BVI.

The maximum gross proceeds of the Proposed Subscription will be HK$88,059.81 million (equivalent to approximately RMB74,953.87 million) and will be paid to the Company in RMB. The maximum net proceeds of the Proposed Subscription, after deduction of relevant expenses, will be approximately HK$88,056.81 million (equivalent to approximately RMB74,951.32 million), representing a net issue price of approximately HK$13.24 (equivalent to approximately RMB11.27) per Subscription Share.

USE OF PROCEEDS

Assuming the Maximum Subscription Shares are issued, the Company intends to use the proceeds from the Proposed Subscription as follows: (a) approximately HK$46,777.96 million for upgrading the 4G network capabilities of the Company, (b) approximately HK$23,011.85 million for technology validation, enablement and launch of trial programs in relation to the 5G network, (c) approximately HK$2,728.01 million for developing innovative businesses and (iv) approximately HK$15,538.98 million for the repayment of bank loans. The use of proceeds will be proportionately adjusted if less than the Maximum Subscription Shares are issued pursuant to the Proposed Subscription.

REASONS FOR, AND BENEFITS OF, THE PROPOSED SUBSCRIPTION

The Proposed Subscription is part of the mixed ownership reform plan being implemented by Unicom Group. Through integrated planning on the mixed ownership reform plan, Unicom A Share Company actively introduced strategic investors which are engaged in businesses that are highly correlated with and complementary to the principal businesses of Unicom A Share Company and which reduced the state-owned shareholding in Unicom A Share Company, so as to progress with the mixed ownership reform. Through implementing the mixed ownership reform plan, Unicom A Share Company expects to further optimize its corporate governance in accordance with the market-oriented principles, focus on the development of its principal businesses, establish an innovative business model and further develop innovative businesses, so as to improve and enhance its overall efficiency and competiveness and to achieve its strategic goals.

In addition, following the completion on the Proposed Subscription, the Company’s total assets and net assets will increase and its liabilities-to-assets ratio will decrease. Accordingly, the Company will be able to carry out more investment, financing and research and development activities. Upon the projects invested and developed using the proceeds received from the Proposed Subscription generating returns, the Company expects to increase its revenue and profitability, which in turn will contribute to the Company’s long-term development.

The Directors (excluding the independent non-executive Directors, whose view will be included in the letter of the Independent Board Committee to be included in the circular to be despatched to the Shareholders) consider that the terms of the Proposed Subscription are fair and reasonable, and in the interests of the Company and the Shareholders as a whole.

LISTING RULES IMPLICATION

As at the date of this announcement, Unicom BVI holds 9,725,000,020 Shares, representing approximately 40.61% equity interest in the Company and therefore is a connected person of the Company under Chapter 14A of the Listing Rules. Accordingly, the Proposed Subscription constitutes a connected transaction of the Company and is subject to reporting, announcement and independent shareholders’ approval requirements under the Listing Rules.

GENERAL

The EGM will be convened to consider and, if thought fit, approve the Share Subscription Agreement and the Proposed Subscription, including the grant of a specific mandate for the allotment and issue of the Subscription Shares.

The Independent Board Committee comprising all the independent non-executive Directors, namely, Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny, has been formed to advise the Independent Shareholders on the terms of the Proposed Subscription. ING Bank N.V., Hong Kong Branch has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Proposed Subscription.

A circular containing, among other things, details of the Share Subscription Agreement and the Proposed Subscription, the recommendation of the Independent Board Committee to the Independent Shareholders, the letter of advice from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders and notice of the EGM, is expected to be despatched to the Shareholders as soon as possible after the publication of this announcement.

The completion of the Proposed Subscription is subject to the satisfaction of certain conditions and accordingly, the Proposed Subscription may or may not proceed. Shareholders, holders of ADSs and potential investors of the Company are advised to exercise caution when dealing in the Shares, ADSs and other securities of the Company. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

A.	INTRODUCTION

The Company refers to the announcements issued by the Company on 10 October 2016, 30 November 2016, 5 April 2017, 24 July 2017, 9 August 2017, 16 August 2017 and 20 August 2017 in relation to the mixed ownership reform plan being implemented by Unicom Group.

The Board is pleased to announce that on 22 August 2017 (after trading hours), the Company and Unicom BVI entered into the Share Subscription Agreement pursuant to which Unicom BVI agreed to subscribe for the Subscription Shares.

B.	THE PROPOSED SUBSCRIPTION

1.	The Share Subscription Agreement

The principal terms of the Share Subscription Agreement are set out below:

Date:	22 August 2017

Parties:	(a) The Company (as the issuer); and (b) Unicom BVI (as the subscriber)

Subscription Shares:

Unicom BVI agreed to subscribe for a maximum of 6,651,043,262 Subscription Shares (the “Maximum Subscription Shares”). The exact number of Subscription Shares to be subscribed by Unicom BVI will be determined upon completion of the Unicom A Share Company Issuance, by reference to the net subscription price received by Unicom A Share Company from the Unicom A Share Company Issuance.

The Maximum Subscription Shares represent approximately 27.77% of the total issued Shares of the Company as at the date of this announcement and 21.74% of the total issued Shares of the Company as enlarged by the issue of the Subscription Shares.

The Subscription Shares, when allotted and issued pursuant to the Share Subscription Agreement, will rank pari passu in all respects with the then existing Shares.

A further announcement will be made by the Company when the exact number of Subscription Shares has been determined.

Subscription Price:

HK$13.24 per Subscription Share, which represents:

(a)    a premium of approximately 9.97% to the closing price of HK$12.04 per Share as quoted on the Stock Exchange as at the date of the Share Subscription Agreement;

(b)    a premium of approximately 7.12% to the closing price of HK$12.36 per Share as quoted on the Stock Exchange on the Last Trading Date;

(c)    a premium of 11.45% to the average closing price of approximately HK$11.88 per Share as quoted on the Stock Exchange for the last five consecutive trading days up to and including the Last Trading Day;

(d)    a premium of approximately 12.11% to the average closing price of approximately HK$11.81 per Share as quoted on the Stock Exchange for the last 10 consecutive trading days up to and including the Last Trading Day; and

(e)    a premium of approximately 14.04% to the average closing price of HK$11.61 per Share as quoted on the Stock Exchange as quoted on the Stock Exchange for the last 20 consecutive trading days up to and including the Last Trading Day.

Assuming the Maximum Subscription Shares are issued, the aggregate Subscription Price will be HK$88,059.81 million (equivalent to approximately RMB74,953.87 million). The parties have agreed that the aggregate Subscription Price will be paid to the Company in RMB at the exchange rate of HK$1.00:RMB0.85117.

Conditions Precedent:

The Proposed Subscription is conditional upon the fulfilment of the following conditions:

(a)    the approval of the Share Subscription Agreement and the transactions contemplated thereunder, including the grant of a specific mandate for the allotment and issue of the Subscription Shares, by the Independent Shareholders at the EGM;

(b)    the Listing Committee of the Stock Exchange granting the listing of, and the permission to deal in, the Subscription Shares and such approval not having been withdrawn;

(c)    the approval of the Unicom A Share Company Issuance by the shareholders of Unicom A Share Company;

(d)    the approval of the Unicom A Share Company Issuance by State-owned Assets Supervision and Administration Commission of the State Council of the PRC and China Securities Regulatory Commission;

(e)    the approval of the Share Transfer by State-owned Assets Supervision and Administration Commission of the State Council of the PRC;

(f)     the completion of the Unicom A Share Company Issuance and the Share Transfer; and

(g)    the completion of the capital increase in Unicom BVI by Unicom A Share Company and Unicom Group for purpose of the Proposed Subscription.

None of the conditions referred to above can be waived by the Company or Unicom BVI. As at the date of this announcement, none of the conditions precedent set out above has been fulfilled.

Completion:	Completion of the Proposed Subscription will take place on a date to be agreed by the parties in writing, which shall be within 30 days after the fulfilment of the conditions set out above.

2.	Application for Listing of the Subscription Shares

The Company will make an application to the Stock Exchange for the listing of, and permission to deal in, the Subscription Shares on the Stock Exchange.

3.	Effect of the Proposed Subscription on the Shareholding Structure of the Company

The following table illustrates the shareholding structure of the Company as at the date of this announcement and immediately following the completion of the Proposed Subscription (assuming the Maximum Subscription Shares are subscribed and there are no other changes to the total issued Shares of the Company prior to the completion of the Proposed Subscription):

	As at the date of this announcement		Immediately following the completion of the Proposed Subscription
	Number of Shares held	Percentage of total issued Shares	Number of Shares held	Percentage of total issued Shares
Unicom Group BVI(1)	8,082,130,236	33.75%	8,082,130,236	26.41%
Unicom BVI	9,725,000,020	40.61%	16,376,043,282	53.52%
Public Shareholders	6,139,950,827	25.64%	6,139,950,827	20.07%

Total issued Shares	23,947,081,083	100.00%	30,598,124,345	100.00%

Note:

(1)	The number of Shares held by Unicom Group BVI excludes the 225,722,791 Shares held as trustee on behalf of a PRC shareholder

Based on publicly available information and so far as Directors are aware, immediately following the completion of the Proposed Subscription, the Company will continue to satisfy the minimum public float of 10% of the Shares, which was approved by the Stock Exchange on 11 July 2000.

Unicom BVI and Unicom Group BVI are presumed to be parties acting in concert in respect of their aggregate shareholding in the Company pursuant to class (1) of the definition of “acting in concert” under the Takeovers Code as they are both ultimately controlled by Unicom Group. Therefore, as the aggregate shareholding in the Company held by Unicom BVI and Unicom Group BVI, being persons acting in concert, exceeds 50%, the acquisition of the Subscription Shares by Unicom BVI pursuant to the Proposed Subscription will not result in a mandatory general offer obligation on Unicom BVI under Rule 26 of the Takeovers Code.

4.	Use of Proceeds

The maximum gross proceeds of the Proposed Subscription will be HK$88,059.81 million (equivalent to approximately RMB74,953.87 million). The maximum net proceeds of the Proposed Subscription, after deduction of relevant expenses, will be approximately HK$88,056.81 million (equivalent to approximately RMB74,951.32 million), representing a net issue price of approximately HK$13.24 (equivalent to approximately RMB11.27) per Subscription Share.

Assuming the Maximum Subscription Shares are issued, the Company intends to use the proceeds from the Proposed Subscription as follows:

(a)	approximately HK$46,777.96 million for upgrading the 4G network capabilities of the Company, which involves the upgrading of the transmission capacity of existing nationwide 4G network, construction of new 4G stations, improving the interoperation with 5G network and construction of transmission network in connection with the interoperation;

(b)	approximately HK$23,011.85 million for technology validation and enablement and launch of trial programs in relation to the 5G network, which involve research, development and validation of 5G network related technologies, construction of 5G trial stations and establishment of basic 5G network capability;

(c)	approximately HK$2,728.01 million for developing innovative businesses, which involves the establishment of specialised teams and business platforms to back up the development of cloud computing, big data, the Internet of Things, industrial Internet, payment finance, video and other businesses; and

(d)	approximately HK$15,538.98 million for the repayment of banks loans.

The use of proceeds will be proportionately adjusted if less than the Maximum Subscription Shares are issued pursuant to the Proposed Subscription.

5.	Reasons for, and Benefits of, the Proposed Subscription

The Proposed Subscription is part of the mixed ownership reform plan being implemented by Unicom Group. Through integrated planning on the mixed ownership reform plan, Unicom A Share Company actively introduced strategic investors which are engaged in businesses that are highly correlated with and complementary to the principal businesses of Unicom A Share Company and which reduced the state-owned shareholding in Unicom A Share Company, so as to progress with the mixed ownership reform. Through implementing the mixed ownership reform plan, Unicom A Share Company expects to further optimize its corporate governance in accordance with the market-oriented principles, focus on the development of its principal businesses, establish an innovative business model and further develop innovative businesses, so as to improve and enhance its overall efficiency and competiveness and to achieve its strategic goals.

In addition, following the completion on the Proposed Subscription, the Company’s total assets and net assets will increase and its liabilities-to-assets ratio will decrease. Accordingly, the Company will be able to carry out more investment, financing and research and development activities. Upon the projects invested and developed using the proceeds received from the Proposed Subscription generating returns, the Company expects to increase its revenue and profitability, which in turn will contribute to the Company’s long-term development.

The Company also believes that it will derive the following benefits from the Proposed Subscription:

(a)	the Subscription Price represents a 9.97% premium to the closing price of the Shares as at the date of the Share Subscription Agreement, which is more favourable than the price that the Company is likely to obtain from independent third party investors; and

(b)	the Company will incur lower costs as well as derive other benefits by issuing the Subscription Shares as compared to other means of fund raising, including (i) debt-financing instruments, which would incur additional finance expenses and increase the gearing ratio of the Company and (ii) an open offer or a rights issue, which would incur additional expenses, such as underwriting commissions and involve longer period of time.

Based on the foregoing, the Directors (excluding the independent non-executive Directors, whose view will be included in the letter of the Independent Board Committee to be despatched to the Shareholders) consider that the terms of the Proposed Subscription are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The executive Directors, being Mr. Wang Xiaochu, Mr. Lu Yimin, Mr. Li Fushen and Mr. Shao Guanglu, who also hold executive positions with Unicom A Share Company, have voluntarily abstained from voting on the Board resolution to approve the Share Subscription Agreement and the Proposed Subscription. As the other Directors do not have material interest in the Proposed Subscription, they have not abstained from voting on the Board resolution to approve the Share Subscription Agreement and the Proposed Subscription.

C.	FUND RAISING ACTIVITY OF THE COMPANY IN THE PAST 12 MONTHS

The Company did not conduct any fund raising activity through issue of equity securities in the 12 months immediately before the date of this announcement.

D.	INFORMATION OF THE PARTIES

1.	The Company

The Company was incorporated in Hong Kong on 8 February 2000. The Company, through its subsidiaries, provides a full range of telecommunications services in the PRC, including mobile broadband (LTE FDD, TD-LTE, WCDMA), fixed-line broadband, GSM, fixed-line local access, ICT, data communications and other related value-added services.

2.	Unicom BVI

Unicom BVI is a company incorporated under the laws of British Virgin Islands, which is 17.90% owned by Unicom Group and 82.10% owned by Unicom A Share Company as at the date of the announcement. Unicom BVI is an investment holding company and is a controlling shareholder of the Company.

E.	LISTING RULES IMPLICATIONS

As at the date of this announcement, Unicom BVI holds 9,725,000,020 Shares, representing approximately 40.61% equity interest in the Company and therefore is a connected person of the Company under Chapter 14A of the Listing Rules. Accordingly, the Proposed Subscription constitutes a connected transaction of the Company and is subject to reporting, announcement and independent shareholders’ approval requirements under the Listing Rules.

F.	GENERAL

1.	EGM

The EGM will be convened to consider and, if thought fit, approve the Share Subscription Agreement and the Proposed Subscription, including the grant of specific mandate for the allotment and issue of the Subscription Shares.

As Unicom BVI, Unicom A Share Company and Unicom Group BVI are all ultimately controlled by Unicom Group, Unicom BVI and Unicom Group BVI, which hold 9,725,000,020 Shares and 8,082,130,236 Shares in the Company, respectively, will be regarded as having a material interest in the Proposed Subscription and will abstain from voting on the resolution referred to above. Unicom Group BVI is also deemed under the SFO to be interested in 225,722,791 Shares, which are held by Unicom Group BVI as trustee on behalf of a PRC shareholder. As such PRC shareholder is not an associate of Unicom Group BVI under the Listing Rules, Unicom Group BVI can exercise the voting rights in respect of such Shares on behalf of and in accordance with the instruction of the PRC shareholder. Unicom Group BVI will not exercise the voting rights in respect of such Shares on behalf of such PRC shareholder if it did not receive the instruction from the PRC shareholder.

The Independent Board Committee comprising all the independent non-executive Directors, namely, Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny, has been formed to advise the Independent Shareholders on the terms of the Proposed Subscription.

2.	Independent Financial Adviser

ING Bank N.V., Hong Kong Branch has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Proposed Subscription.

3.	Circular

A circular containing, among other things, details of the Share Subscription Agreement and the Proposed Subscription, the recommendation of the Independent Board Committee to the Independent Shareholders, the letter of advice from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders and notice of the EGM, is expected to be despatched to Shareholders as soon as possible after the publication of this announcement.

4.	Warning

The completion of the Proposed Subscription is subject to the satisfaction of certain conditions and accordingly, the Proposed Subscription may or may not proceed. Shareholders, holders of ADSs and potential investors of the Company are advised to exercise caution when dealing in the Shares, ADSs and other securities of the Company. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

G.	DEFINITIONS

In this announcement, the following expressions shall have the following meanings unless the context otherwise requires:

“ADSs”	American Depositary Shares which are issued by the Unicom Depositary and traded on the New York Stock Exchange, each representing ownership of 10 Shares

“Board”	the board of Directors of the Company

“Company”	(China Unicom (Hong Kong) Limited), a company incorporated under the laws of Hong Kong with limited liability and whose Shares and ADSs are listed on the Stock Exchange and the New York Stock Exchange, respectively

“Director(s)”	the director(s) of the Company

“EGM”	the extraordinary general meeting of the Company to be convened for the purpose of considering and, if through fit, approving the Share Subscription Agreement and the Proposed Subscription

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Independent Board Committee”	the independent board committee established by the Company (comprising Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny) to advise the Independent Shareholders in connection with the Proposed Subscription

“Independent Financial Adviser”	ING Bank N.V., Hong Kong Branch, the independent financial adviser appointed to advise the Independent Board Committee and the Independent Shareholders in connection with the Proposed Subscription

“Independent Shareholders”	Shareholders other than Unicom BVI, Unicom Group BVI and their associates

“Last Trading Date”	21 August 2017, being the last full trading day immediately before the date of the Share Subscription Agreement

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China excluding, for the purpose of this announcement, Hong Kong, Macau and Taiwan

“Proposed Subscription”	the proposed subscription by Unicom BVI of the Subscription Shares pursuant to the Share Subscription Agreement

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	the share(s) in the capital of the Company

“Shareholder(s)”	the shareholder(s) of the Company

“Share Subscription Agreement”	the share subscription agreement entered into between the Company and Unicom BVI on 22 August 2017

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Subscription Price”	HK$13.24 per Subscription Share

“Subscription Shares”	the new Shares to be allotted and issued by the Company to Unicom BVI pursuant to the Share Subscription Agreement, which shall be a maximum of 6,651,043,262 Shares

“trading day”	a day on which the Stock Exchange is open for dealing or trading in securities

“Unicom A Share Company”	(China United Network Communications Limited), a company incorporated in the PRC with limited liability, whose shares are listed on the Shanghai Stock Exchange, and an immediate controlling shareholder of Unicom BVI. Unicom Group is its immediate controlling shareholder

“Unicom BVI”	China Unicom (BVI) Limited, a company incorporated under the laws of the British Virgin Islands, which is 17.90% owned by Unicom Group and 82.10% owned by Unicom A Share Company as at the date of the announcement, and an immediate controlling shareholder of the Company

“Unicom Depositary”	the Bank of New York Mellon, a national banking association organised under the laws of the United States and acting in its capacity as depositary under a deposit agreement dated 22 June 2000 entered into between the Company, the Unicom Depositary and all holders and beneficial owners of ADSs

“Unicom Group”	(China United Network Communications Group Company Limited), a state-owned enterprise established under the laws of the PRC and the ultimate parent company of the Company

“Unicom Group BVI”	China Unicom Group Corporation (BVI) Limited, a company incorporated under the laws of British Virgin Islands and an immediate controlling shareholder of the Company

In this announcement, the terms “associate”, “connected person”, “connected transaction” and “controlling shareholder” shall have the meanings ascribed to them under the Listing Rules.

By Order of the Board
China Unicom (Hong Kong) Limited
YUNG SHUN LOY JACKY
Company Secretary

Hong Kong, 22 August 2017

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Lu Yimin, Li Fushen and Shao Guanglu

Non-executive Director:	Cesareo Alierta Izuel

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny